September 10, 2004

via U.S. mail

Peter T. Socha
President and Chief Executive Officer
James River Coal Company
901 E. Byrd Street, Suite 1600
Richmond, Virginia 23219


Re:	James River Coal Company
	Form S-1 filed August 13, 2004
	File No. 333-118190


Dear Mr. Socha:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General Comments

1. Many of our comments apply to disclosure or to an issue that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding revisions to all similar disclosure wherever it appears throughout the document.

2. Advise us what steps you have taken to have your stock traded on the OTC Bulletin Board and the NASDAQ National Market. Eliminate the references to the NMS throughout the filing unless you expect it to quote the stock shortly after effectiveness of the registration statement. Also, because there does not appear to be a market for your stock, disclose on the prospectus cover page the price at which the shares will be offered to the public until such time as the shares become listed or quoted.

3. Provide the disclosure Item 502(b) of Regulation S-K requires.

Application for Confidential Treatment

4. We will issue under separate cover any comments relating to your application for confidential treatment related to omitted portions of exhibits 10.7 and 10.8. We will not be in a position to consider a request for accelerated effectiveness of your registration statement until all outstanding issues, including any related to the application, have been resolved.

Prospectus Cover Page

5. Make clear that all shares being offered were issued to the selling shareholders pursuant to the plan of reorganization.
Substantially shorten the third paragraph by replacing the first two sentences with a statement that you have applied to have your stock traded on the OTCBB, or advise us why that is inaccurate.

Risk Factors, page 3

6. Eliminate from this section disclosure that mitigates the risk you present. Examples include a number of clauses that begin "although," references to your insurance coverage and the following: "In an attempt to minimize our exposure to short-term market swings, maintain flexibility in our production portfolio and preserve our ability to react to opportunities in the market...."

7. Eliminate suggestions that you "cannot accurately predict," "cannot be assured," "cannot be certain" and "cannot assure" particular outcomes. Also, eliminate extraneous detail like, for example, much of the historical background you provide from pages 5 through 8. Instead, state each risk directly and succinctly.

8. Ensure that you identify all known, material risks in this section, and eliminate disclosure elsewhere that suggests otherwise. For example, the first paragraph in the MD&A section refers to "the risks discussed in [the Risk Factors section] and elsewhere."

We may be unable to comply with restrictions, page 15

9. Consider quantifying for each bullet point the covenant limitation. In the MD&A disclosure, provide detailed quantification and a textual explanation regarding the requirements for each listed item.


An active trading market may not develop, page 16

10. Substantially shorten and focus your disclosure in this risk factor to emphasize the potential harm to new investors. Move the discussion of the "assumed reorganization value" to the "Chapter 11 Reorganization" section, where you also need to explain it in greater detail.

We will incur increased costs, page 16

11. It would seem that all companies conducting an initial offering of their stock would face this risk. Please revise to indicate how this risk makes an investment in your particular company speculative or risky. In the alternative, delete this risk factor.

Our dividend policies and other restrictions, page 17

12. Revise your captions to identify the risk succinctly. For example, this caption could indicate that dividends are unlikely and potentially prohibited. The last caption on page 13 also requires revision.

Forward Looking Statements, page 18

13. Please delete any reference to Section 27A of the Securities Act and Section 21E of the Exchange Act. These provisions do not apply to initial public offerings. Also, it appears inappropriate to suggest that "will" identifies forward-looking statements.

Chapter 11 Reorganization, page 20

14. Provide a complete discussion of the provisions of the Plan that would be material to a potential investment in the offered securities, rather than suggesting your discussion merely summarizes "certain" provisions and "does not purport to be complete." Make parallel revisions elsewhere as necessary, including with regard to the description of your common stock that appears at page 81 pursuant to Item 202 of Regulation S-K.

Management`s Discussion and Analysis

Results of Operations - page 31

15. Provide both a short- and long-term analysis of your business. Provide prospective analysis for each material aspect of your results of operations, beyond the basic presentation at page 23. Identify in necessary detail all known trends, including any relating to disruptions in rail service in 2004. For example, if material customers have or might be expected to decrease purchases from time to time as a result of having more aggressively managed their stockpiles, disclose this. If management is unable to identify any material trends, please so state. Refer to Release No. 33-8350.
16. When more than one factor is cited for discussing the reasons for changes in your financial condition or results of operations, discuss and quantify the relative contribution of each factor. For example, you state that the increase in operating costs was due to higher sales related costs, higher labor and benefit costs, higher costs for steel and other raw materials and a fresh start adjustment to inventory. Please quantify each factor.

Business, page 48
Customers and Coal Contracts, page 54

17. We note that Georgia Power accounted for 43% of your 2003 revenues, pursuant to a long-term contract. Explain how you will be able to ensure that it will account for 35% or less of your annual revenues going forward in order to comply with your Senior Secured Credit Facility`s limitation.

Management, page 63

18. Many of your biographical sketches fail to provide an unambiguous description of the individual`s business experience for the past five years, without material gaps in time. Others fail to specify the "various positions" held during the period or the nature of the employer`s business. Please revise the sketches for Messrs. Socha, Hopkins, Douthat, Evans, Wilson (both James and Jeffrey), Crown and Vining accordingly. Refer to Item 401(e) of Regulation S-K.

Securities Law Consideration, page 79

19. Reconcile the statement in this section, that all shares issued pursuant to the reorganization met Section 1145 requirements and were therefore exempt, with the statement on the cover page and page 16 that "most" such shares were exempt. Explain in necessary detail the reason for any uncertainty in that regard. Also explain the statement at page 80: "Without limiting the effect of Section
1145...."  We may have additional comments.

Description of Capital Stock, page 81
Common Stock, page 81

20. It is unclear why you present this information in the future tense. The reference to your Risk Factors section for a "more complete" discussion of the dividend policy also appears inappropriate. Please revise accordingly.

Legal Matters - page 88

21. Because you have filed Exhibit 5, please revise to indicate that Kilpatrick Stockton LLP has passed upon the validity of the shares being offered.

Financial Statements and Related Disclosure

General

22. We note your disclosure on page 20 and F-2 that you emerged from bankruptcy on May 6, 2004. It appears that you need to restate your financial statements and financial data to report fresh start accounting as of this date. Refer to paragraph 35 of SOP 90-7.

23. Continue to monitor the requirement to update your financial statements, as indicated in Rule 3-12 of Regulation S-X.

24. Provide a currently dated consent from the independent accountants in your amendment.

Risk factors, page 3

25. We note on page 7, your disclosure regarding the EPA`s proposed emissions standards for electric utility steam generating units.
Please update your filing for any updates that may have occurred since the end of the comment period as of June 29, 2004.

Chapter 11 reorganization, page 21

26. Revise your disclosure that your consolidated financial statements after emergence from bankruptcy are not "entirely comparable" to clarify that they are not comparable because they are financial statements of a new entity. Refer to paragraph 40 of SOP 90-7. This comment applies to your like disclosure on page 29 and elsewhere in your filing.

27. We note that you have disclosed the unaudited balance sheets of the predecessor and successor companies. Please remove this disclosure and instead provide a cross reference to the related information disclosed on pages F-45 to F-49 to avoid investor confusion.

Future results of operations, page 23

28. We note that you have identified certain "items, among others" that you expect will cause in your results of operations prior to the bankruptcy to differ from your results of operations after your emergence from bankruptcy on May 6, 2004 to avoid investor confusion. It appears that you need to expand this discussion to provide a more comprehensive analysis and clarify whether or not you are providing a financial forecast. You may also want to consider the need to provide pro forma financial information. We may have further comment. Refer to Rules 11-01(8) and 11-03 of Regulation S-X as well as Item 10(b) of Regulation S-K.


Selected financial data, page 24

29. Expand the introductory paragraph to:

(a)	Identify the periods that you were in bankruptcy.
(b)	Disclose the date you emerged from bankruptcy, which disclose was on May 6, 2004
(c)	Disclose that you implemented "fresh start" accounting in
accordance with the American Institute of Certified Public
Accountants ("AICPA") Statement of Position No. 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"), upon emergence from bankruptcy.
(d)	Explain the requirements of fresh start accounting  and how it impacted your historical results of operations, cash flows and financial position, such as your 2004 gain on debt extinguishment.
(e)	Cross reference to your related  footnote disclosure.
(f)	Explain that as a result the predecessor financial statements are not comparable to the successor financial statements.

Refer to Instruction 2 to Item 301 of Regulation S-K.

30. Revise your selected financial data tables to segregate the predecessor financial data so that it is separate and apart from the successor information. This can be achieved by reporting a vertical black line between the predecessor and successor information. We note that you have used this presentation on page F-34.

31. Revise to refer to all periods as either processor or successor. We note that the annual periods are not referred to as predecessor financial data.

32. Revise your captions on page 27 to refer to the date of the balance sheet data rather than referring to a number of periods preceding it.

33. We note that you have provided interim information for the 3 months ended June 30, 2003. Note that this information is not required. Refer to Rule 3-12(a) of Regulation S-X.

Management`s discussion and analysis of financial condition and results of operations

Overview

34. Expand your Management`s Discussion and Analysis to identify your key performance indicators. Please refer to the Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, 34-48960, and FR-
72), and revise your disclosure accordingly.


Results of operations

35. We note that you have combined the predecessor and successor financial results your discussion of results for the three and six-month periods ended June 30, 2004. Revise your results of operations discussion to clarify and reiterate that the information is not comparable and only discuss revenues and direct operating expenses. Additionally, remove all indications that this discussion of information prior to the most recent year-end and interim period represent or were prepared on a pro forma basis.

Six Months Ended June 30, 2004 Compared with the Six Months Ended
June 30, 2003, page 34

36. We note in your discussion of operating costs on page 35 that the cost of coal has decreased in 2004. Your disclosure appears to discuss reasons for increases in the cost of coal, rather than explain the decrease. Please modify your document to discuss the reasons for the decrease in the cost of coal in 2004 compared to 2003. We note your related discussion of the decrease in coal shipments in 2004 as compared to 2003 on page 34.

Year Ended December 31, 2003 Compared with the Year Ended December 31, 2002, page 37

37. We note your discussion that indicates revenues decreased in 2003 compared to 2002 due to fewer tons being available for sale. Please expand your disclosure to provide more insight into the reasons fewer tons were available for sale and indicate whether or not additional reductions are expected in future periods. We note a like reduction in the comparison of the six-month periods ended June 30, 2003 and 2004. Additionally, expand your liquidity discussion to explain the expected impact of additional production declines and how you plan to recover these shortfalls.

Liquidity and Capital Resources, page 41

38. We note that your cash from operations has changed significantly in the periods you discuss, and that you identify several significant uncertainties in other areas of the document that may impact the indicative value of your reported financial information. However, there appears to be no discussion of the primary drivers underlying your operating cash flows (e.g. cash receipts from the sale of goods and services and cash payments to acquire materials for manufacture, or goods for resale), or how the uncertainties may effect future periods. Please refer to Section IV.B of the Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, 34-48960, and FR-
72), and revise your disclosure accordingly.

39. Your tabular disclosure of contractual obligations does not appear to include disclosure of purchase obligations. Please modify your disclosure to include quantitative disclosure of these obligations as is required to be disclosed by Item 303(a)(5)(i) of Regulation S-K.

40. We note from your disclosures that your obligations relative to black lung are unfunded. Please modify your liquidity discussion to address your sources of liquidity that are or that you anticipate will be available to provide funding for this and other related continuing obligations. Be sure to include a discussion of your timing of such funding to provide investors with indicative value of your liquidity, if that timing is different from that which you disclose in your table of contractual obligations. It may also be appropriate to discuss any regulatory requirements relative to such funding.

Critical Accounting Estimates, page 45

41. You indicate in your defined benefit pension discussion that a decrease in the assumed discount rate increases pension expense. Expand your discussion to include a sensitivity of your estimates similar to those you provided relative to certain other employee related obligations.

42. Given that estimates associated with your reclamation and mine closure matters are described as critical, it appears you should also include information about the historical effects of accounting for these items and describe the sensitivity of your estimates to the specific assumptions involved to sufficiently address the quality and potential variability of your earnings and cash flows.

43. We note that you have identified income taxes as a critical accounting estimate and that it appears you have a full valuation allowance for your tax assets. Expand your disclosure to quantify the allowance, disclose the historical effects of revising your valuation allowance, and to describe the critical elements of your tax planning strategies that will be necessary to fully utilize your deferred tax assets if you believe they have the potential for being realized. Additionally, address the impact of your expectation that you will not be able to realize NOL`s as a result of the reorganization, as discussed on page 23

Market Risk, page 47

44. Revise your filing to disclose the quantitative and qualitative information about trading and non-trading market risks are required by Item 305 of Regulation S-K.

Business

	Reserves, page 48

45. We note your disclosure indicating a significant decrease in your proven and probable reserves. Your disclosure indicates that this event has caused an increase in your expense for depreciation, depletion and amortization in 2003. Please expand your Management`s Discussion and Analysis disclosure to quantify and discuss the impact of this change in estimate. In addition, we note within your Notes to financial statements that SFAS 144 did not have an impact to your results of operations. Explain to us why the reduction in reserve quantities did not result in an asset impairment and whether the change in reserves caused a write-down of any assets.

Legal Proceedings, page 56

46. Tell us why you believe the outcome of your workers` compensation claims will not have a material adverse effect on your consolidated financial position, cash flows or results of operations. It appears from your balance sheet that these amounts are in excess of $50 million.

Financial Statements

Consolidated Statement of Cash Flows, page F-7

47. The line item presented that reads, "Reclassification to interest expense from other accumulated comprehensive income" is unclear.
Please modify your description to indicate the nature of this charge as being a realized loss on your swap agreement.

48. It appears that you have not segregated all cash flows from reorganization items. We believe you should include disclosure of reorganization items that affected cash in addition to those items that were none cash. Please refer to paragraph 54 of SOP 90-7.

Note -1 (b) Restatement, F-9

49. We note your disclosure of your restatement and certain adjustments appear to be unclear. For instance it is not clear to us why the cost of coal in 2002 was reduced by $15,770,258. Please revise your disclosure to explain the reasons for the specific adjustments. A tabular presentation of the adjustments to present clearly the gross financial statement adjustments rather than just the netted effects, would be helpful.

50. Disclose the per share effect of each restatement item as required by paragraph 37 of APBO No. 20.

Note - 1 (f) Inventories, page F-12

51. Expand your disclosure to indicate the nature of the items included in your cost of inventory. Also identify the point in your production cycle that the cost of coal extracted, including mine development and equipment depreciation, is classified as inventory.


Note - 1 (g) Property, Plant and Equipment, page F-12

52. Please modify your disclosure to better describe the nature of cost you describe as "renewals".

53. We note that you have two surface mines within your operations. Tell us whether any amounts related to deferred stripping or overburden removal are included in the amounted reported on your balance sheet.

Note - 1 (h) Impairment of Long-Lived Assets, page F-12

54. We note from your disclosure that you did not recognize any impairment charges for the years ended December 31, 2003, 2002 and 2001. Please tell us how you characterize the write-offs you describe on page 40 related to idled mining assets in 2002.

55. It appears from your 2004 financial statements included in your filing, that as a result of your adoption of SOP 90-7, you recorded substantial write-downs to long-lived assets to reflect their fair value. Tell us why you believe these assets were not impaired prior to implementing fresh start accounting.

Note -1 (m) Revenue Recognition, page F-13

56. Please expand your revenue recognition policy to address all the criteria in SAB Topic 13:A.1.

Note-1 (u) Adoption of New Accounting Pronouncements, page F-15

57. We note your adoption of SFAS 143 pertaining to asset retirement obligations. Tell us whether you have included amounts posted as surety bonds in your determination of your obligations. Also, it appears that you have not provided the disclosures required by paragraph 22 of SFAS 143. If you believe this information is not material, please submit your response on a supplemental basis.

Note 1 - Segments

58. Support your conclusion that you operate in one segment. We note your disclosure that you manage their operations based on five operating companies. Specifically address paragraph 17 of SFAS 131 in your response.

59. Note - 2 Other Current Assets, page F-17

60. We note from your disclosure that no amounts of longwall panel costs appear to be a component of Other Current Assets in 2003.
Please tell us whether any such costs remain at December 31, 2003 and if so, where they are classified.

Note - 15 Reorganization Items, Net, page F-32

61. Please expand your disclosure to clarify the settlement agreement related to your sale of "future royalty payments". It is unclear if you intend to mean a sale of a revenue stream or some other arrangement.

Condensed Consolidated Balance Sheets, page F-34

62. The exact nature of your asset classified as "Coal properties" is unclear to us. If this amount represents mineral rights on leased property, we believe your asset description should clearly indicate that this is the case. We refer you to paragraph 9 of EITF 04-2 that is effective for periods after April 30, 2004. Otherwise, tell us the nature of this asset.

Note 1(k) - Equity based compensation, page F-43

63. Explain how you determined the fair value of the equity-based compensation.

64. Revise to include all disclosures required by paragraphs 45 to 48 of SFAS 123 and SFAS 148.

Selected quarterly financial data

65. We did not note within your disclosure, the quarterly financial data required by Item 302, paragraph (a)(1) of Regulation S-K.
Please provide the disclosure in your amendment.

Schedule II - Valuation and qualifying accounts

66. Disclose a schedule of valuation and qualifying accounts. Refer to Rule 5-04(c) and 12-09 of Regulation S-X. Include, without limitation, accounts receivable valuation allowances, estimates of product returns, and inventory reserves and any other reserves not included in specific schedules.


Engineering Comments

Business, page 48

67. Proven and probable reserves are disclosed in your Form S-1 for the Bledsoe and Blue Diamond "mining complexes." With a minimal transfer of paper, forward to our engineer as supplemental information and not as part of the registration statement, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of SEC`s Industry Guide 7.

This includes:
* Acreage breakdown by owned, leased or other.
* Maps showing property and mine permit boundaries and geology, and recent and historic production areas, and seams mined and any cultural restrictions to mining.
* Drill-hole maps showing drill intercepts.
* Justifications for the drill hole spacings used at various classification levels.
* General cross-sections that indicate the relationship between coal seams, geology and topography.
* A detailed description of your procedures for estimating
"reserves."
* An indication of how many years are left in your longest-term mining plan for each reserve block.
* The specific criteria used to estimate reserves.
* Site specific economic justification for the criteria you used to estimate reserves.
* Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections needed to establish the existence of reserves as defined in Industry Guide 7.
* All third party reviews of your reserves that were developed within the last three years
* Any other information needed to establish legal, technical and economic feasibility.

Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. If there are any questions concerning the above request, please phone Mr. R. L. Baer, Mining Engineer at (202) 942-2965.

68. Supplementally provide all of your economic and technical evaluation criteria used for each of your coal reserves, including but not limited to: dilution, maximum and minimum mining heights for each type of mining and reserve area, maximum depth, mining and wash plant recoveries by reserve areas, maximum stripping ratios, any lease required minimum stripping ratios, types of surface conditions or items that limit or preclude mining. Supplementally describe or provide the basis you used to develop these criteria.

69. We note that Marshall Miller and Associates prepared a detailed study of your reserves as of March 31, 2004. Supplementally provide a complete copy of the entire study for all of your properties.

70. We note that you reduced your reserve estimates from 285 to 207 million tons as a result of the Miller and Associates study. If the information is not in the Miller study, supplementally provide a detailed discussion as to the reasons for the reserve reduction.

71. We note that you disclose on page 50 that approximately 82 percent of your reserve tons have representative samples and 18 percent have no site-specific samples. Supplementally detail:
* What is the distribution of reserve lands have no representative samples,
* The reasons for the lack of sample quality information,
* An analysis of the variability of your coal quality across your reserve lands,
* Justification for including non-sampled coal in your reserves.

72. Supplementally provide a table showing annual production for each of your mines for the last three years. A mine can be defined as all the mines that supply a single wash plant, if that is applicable.

73. Supplementally provide us with a table showing annual revenues, annual operating costs (all operating costs without depreciation, depletion or amortization charges) and annual operating profits or losses for all mines for which you have designated "reserves" for any of the last three years. Note that "total cash cost" is generally not the same as "annual operating costs" as defined above. If sales were totally in-house, base revenues on an appropriate free market price. Also provide any reconciliation studies you have developed between projected grade of ore mined and actual grade of ore mined for each mine.

74. Reserves must have legal, economic and technical feasibility at the time of reserve determination. Common problems in reserve calculations involve including coal as reserves under railroads, roads, buildings, power lines, or other structures protected by restrictions on mining. Also non-recoverable coal, such as in the roof and in barrier pillars, has been included in reserves. Please ensure that your reporting takes all legal, economic and technical factors into account. For further details about our general concern, consult a general letter to coal operators found on our website at http://www.sec.gov/divisions/corpfin/guidance/coalmineletter.htm.
Please confirm that all legal, technical and economic factors have been taken into account in your designation of reserves.

75. Supplementally discuss if any of your coal is currently unmarketable because of its quality.

76. Supplementally provide a discussion about:
* Whether all permits and other authorizations necessary to operate your mines are in place.
* Is there any evidence that any of your operating permits or authorizations cannot be routinely renewed?
* Have any of your reported reserves been denied an operating permit?

77. Concerning all of your coal properties that have reserves included in your reserve statement, supplementally:
* For the leased properties, indicate the effective lengths of the leases, including renewals that are automatic, or for which there is a high level of certainty that renewals can be obtained,
* Provide an analysis that compares the length of your leases, including assured renewals, with the scheduled production of currently designated reserves, and determine if all designated reserves will be mined during tenure of your leases, according to your current plans.


*	*	*

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct questions regarding accounting issues and related disclosures to Kevin Stertzel at (202) 824-5374 or Jill Davis, Accounting Branch Chief, at (202) 942-1966. Direct all questions regarding engineering comments to Roger Baer, Mining Engineer, at
(202) 942-2965. Direct questions relating to all other disclosure issues to Michael McCoy, at (202) 942-1908 or, in his absence, to
Timothy Levenberg at (202) 942-1896.   Address replies to us at the
following zip code: 20549-0405.


						Sincerely,




						H. Roger Schwall
						Associate Director


cc:	via facsimile
	David A. Stockton, Esq.
(404) 541-3470 fax
(404) 815-6444 tel.

Jill Davis
Michael McCoy
Kevin Stertzel
Roger Baer
Tim Levenberg
James River Coal Company
September 10, 2004
page 1